Registration No. 333-139359
Free Writing Prospectus
Filed pursuant to Rule 433

ROYAL BANK OF CANADA
$1,000,000,000
FLOATING RATE NOTES DUE 9/28/2010

Terms and Conditions:
Issuer:	Royal Bank of Canada
Ratings:	Aaa / AA- (Moody’s / S&P)
Form:	Floating Rate Medium Term Notes
Trade Date:	September 26, 2007
Settlement Date:	September 28, 2007 (T+2 days)
Maturity:	September 28, 2010
Issue Size:	$1,000,000,000
Coupon:	Three-month USD-BBA-LIBOR Reuter’s page LIBOR01 plus 25 bps
Public Offering Price:	100.00%
Underwriting Fee:	0.15%
All-in Price:	99.85%
Proceeds:	$998,500,000
Day Count Convention:	Actual/360
Coupon Payment Dates:	The 28th day of each March, June, September and December. Modified following New York business day convention
First Coupon Date:	December 28, 2007
Interest Determination Dates:	Two London Business Days prior to the start of each Interest Reset Date
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
CUSIP:	78008EWA1
Book Manager:	Citigroup Global Markets Inc.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407.